July 20, 2009

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Via EDGAR

Re:	Vivo Participações S.A.
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
Registration Statement on Form F-4
Filed June 5, 2009, as amended June 16, 2009, July 16, 2009 and
July 20, 2009
File No. 333-159798

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vivo Participações S.A. and Telemig Celular Participações S.A. (the “Companies”) hereby request that the effectiveness of the Registration Statement on Form F-4 (File No. 333-159798) be accelerated to Monday, July 20, 2009 at 12:00 p.m. EST, or as soon thereafter as practicable.

The Companies acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VIVO PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Name: Roberto Oliveira de Lima Title: Chief Executive Officer

By:	/s/ Ernesto Gardelliano
Name: Ernesto Gardelliano Title: Chief Financial Officer

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Name: Roberto Oliveira de Lima Title: Chief Executive Officer

By:	/s/ Ernesto Gardelliano
Name: Ernesto Gardelliano Title: Chief Financial Officer